Genemen, Inc.
3702 South Virginia Street, Suite G12-401
Reno, Nevada 89502-6030

April 8, 2010

Morgan Youngwood
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549-5546

Re;	Genemen, Inc. Form 10-KSB for the fiscal year ended May 31,2009 Filed on August IS, 2009 File No. 000-52222

Dear Mr. Youngwood,

Per your request:

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form 10-k, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form 10-k;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form 10-k does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form 10-k; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form 10-k was accelerated by the Commission.

Sincerely,

/s/
Qiaozhen Chen
President and Chief Executive Officer